IPSEN
Innovation for patient care

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

09045990

12g-3-2(b) Exemption
File N°.82-34953

24th April 2009

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

SEC
Mail Processing
Section

APR 27 2009

Washington, DC
105

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

Press release

Colloque Médecine et Recherche of *La Fondation Ipsen in the Neurosciences series*: "Macro-roles for microRNAs in the Life and Death of Neurons"

Paris (France), 23 April 2009 – The 17th *Colloque Médecine et Recherche* of *La Fondation Ipsen* dedicated to the Neurosciences series was held in Paris on 20 April 2009 and was titled "Macro-roles for microRNAs in the Life and Death of Neurons".

The discovery of microRNA was awarded the Nobel Prize to Andrew Z. Fire and Craig C. Mello in 2006, and has opened new windows to understanding the mechanisms acting in gene expression. Even if microRNAs are abundantly expressed in the brain, their multiple functions in the nervous system are poorly understood. But several amazing findings have demonstrated their role in regulating neuron phenotype or the development and plasticity of synapses. It seems also that their dysfunction may have an active role in the pathogenesis of neurodegenerative disorders such as Alzheimer's or Parkinson's disease. This field clearly has great promise in deepening the understanding of normal developmental processes and the workings of the nervous system. It seems likely to yield new insights into the molecular mechanisms at work in brain pathology – in particular for the poorly understood sporadic forms of diseases such as Alzheimer's – as well as offering the possibility of new diagnostics and therapeutics. A better understanding of this new domain of molecular biology is of paramount importance for neuroscience, from basic understanding to clinical research.

Until recently, controlling protein synthesis seemed relatively straightforward and not of great concern to most neuroscientists. However, the simple story of gene transcription by messenger RNA (mRNA) and its subsequent translation into a protein has been considerably complicated by the discovery of small RNA molecules. This translational regulation is proving to be crucial in many aspects of cell biology and small RNAs are now implicated in diseases such as cancer and heart disease. For neuroscientists, small RNAs not only provide sophisticated tools for dissecting intracellular signalling and control pathways but also prove to be of both functional and pathological importance.

The meeting, organised by *Bart de Strooper* (Katholieke Universiteit Leuven, Belgium) and *Yves Christen* (Fondation Ipsen, Paris, France), gathered twelve leading researchers who discussed the implications of the discovery of small RNAs' involvement in neuron differentiation and synaptic plasticity as well as in neurodegenerative diseases and mental illness.

In the standard picture of protein synthesis, messenger RNA transcribes the gene's DNA template and then attaches to the ribosome, where it is translated into the sequence of amino acids that make up the protein. Decisions about whether a protein is made or not, and in what quantity, are regulated at the transcription stage by proteins known as transcription factors, which operate on parts of each gene, termed promoter and suppressor regions, that are not transcribed by mRNA. In the past 15 years, this picture has been considerably complicated by the discovery of small RNA molecules that can interfere with the second stage of protein synthesis – the translation of mRNA into protein. Two types of small RNA have been described: microRNA and small interfering RNA (siRNA). Both act on mRNAs to prevent protein translation, though their modes of action are somewhat different. Both, in

particular siRNA, have become powerful tools for dissecting intracellular signalling pathways by experimentally preventing the synthesis of a selected protein.

This meeting focused on microRNAs in the nervous system. Each microRNA is coded for by its own gene. Only a few hundred microRNAs have been described thus far but their effects are disproportionate to this number (*Kenneth Kosik*, University of California, Santa Barbara, USA). One microRNA can target the mRNAs for several proteins and, after it is manufactured, small changes in the sequence of a microRNA allow it to target a different set of proteins. As microRNAs often target the mRNAs for transcription factors, their effects feedback to the regulation of gene transcription. MicroRNAs are coming to be regarded as forming networks that connect the different stages of gene regulation, with the potential to influence the entire genome (*Nikolaus Rajewsky*, Max-Delbrück-Centrum, Berlin, Germany; Kosik; David Simon, Harvard Medical School, Boston, USA).

MicroRNAs are abundantly expressed in the brain and, while information about their functions is still sparse, it is certain that microRNAs are involved in the development and plasticity of the nervous system (*Marika Kapsimali*, INSERM U784, Ecole Normale Supérieure, Paris, France). MicroRNAs are also important in the stem cells' decision whether or not to differentiate and therefore make a significant contribution to the early development of the nervous system (*Simon*). They may be also involved in complex regulatory pathways in the generation of new neurons in the adult hippocampus (*Peng Jin*, Whitehead Biomedical Research, Atlanta, USA). At synapses, microRNAs are being discovered that contribute substantially to the establishment of connections and the morphology of dendritic spines which contribute to the maintenance of synaptic plasticity (*Kosik; Simon; Gerhard Schratt*, Universität Heidelberg, Germany). Because microRNAs seem to be regulated by local synaptic activity and are involved in protein synthesis at individual synapses, they also provide a previously unrecognized level of control in learning and memory, perhaps even offering a solution to the long-standing puzzle of how newly synthesized proteins are delivered only to active synapses (*Schratt; Florence Rage*, Institut de Génétique Moléculaire de Montpellier, UMR 5535 – IFR 24, France).

Given such fundamental actions in the healthy nervous system, it is no surprise that microRNAs are also implicated in disease processes: brain tumours (*Kosik*); neurodegenerative diseases such as Alzheimer's (*Sebastien Hébert*, Centre de Recherche du CHUQ (CHUL), Québec, Canada and Katholieke Universiteit Leuven, Belgium), Parkinson's (*Asa Abeliovich*, Columbia University, New York, USA), Huntington's and spinocerebellar ataxia (*Nancy Bonini*, Howard Hughes Medical Institute, Philadelphia, USA); as well as in psychiatric conditions such as schizophrenia (*Maria Karayiorgou*; Columbia University, New York, USA). Teasing out these complex molecular networks in the mammalian brain is difficult and time-consuming but the fly, or *Drosophila*, is fruitfully being used to determine how microRNAs contribute to the pathology of Huntington's disease and spinocerebellar ataxia – both conditions resulting from mutant proteins containing an abnormal number of glutamines (*Bonini*). *Drosophila* also lends itself to rapid screening used to identify mutant microRNA genes with behavioural consequences that can subsequently be sought as causes of diseases of the nervous system in humans (*Stephen Cohen*, University of Singapore, Singapore).

La Fondation Ipsen

Established in 1983 under the aegis of the *Fondation de France*, the mission of *La Fondation Ipsen* is to contribute to the development and dissemination of scientific knowledge. The long-standing action of *La Fondation Ipsen* is aimed at furthering the interaction between researchers and clinical practitioners, which is indispensable due to the extreme specialisation of these professions. The ambition of *La Fondation Ipsen* is not to offer definitive knowledge, but to initiate a reflection about the major scientific issues of the forthcoming years. It has developed an important international network of scientific experts who meet regularly at meetings known as *Colloques Médecine et Recherche,* dedicated to six main themes: Alzheimer's disease, neurosciences, longevity, endocrinology, the vascular system and cancer science. In 2007, *La Fondation Ipsen* started three new series of meetings. The first is in partnership with the Salk Institute and *Nature* and is an annual meeting which focuses on aspects of Biological Complexity; the second is the "Emergence and Convergence" series with *Nature* with 4 workshops a year, and the third annual meeting is with *Cell* and the Massachusetts General Hospital entitled "Exciting Biologies". Since its beginning, *La Fondation Ipsen* has organised more than 100 international conferences, published 69 volumes with renowned publishers and more than 205 issues of a widely distributed newsletter *Alzheimer Actualités*. It has also awarded more than 100 prizes and grants.

For further information, please contact:
Brunswick Group
Robin Gilliland
Telephone: +1- 212 333 3810
Email: rgilliland@brunswickgroup.com

Justine McIlroy
Telephone: + 44 (0)207 396 3536
Fax: + 44 (0) 207 936 7836
Email: jmcilroy@brunswickgroup.com

IPSEN Innovation for patient care

GALDERMA Committed to the future of dermatology

Press release

AZZALURE® is approved in France for Aesthetic Use in the Treatment of Frown Lines

Lausanne (Switzerland) and Paris (France), 31 March 2009 – Galderma, the leading pharmaceutical company in dermatology, and Ipsen (Euronext: IPN), an innovation-driven international specialty pharmaceutical group, today announced that Azzalure® (botulinum toxin Type A manufactured by Ipsen), a muscle relaxant specifically developed for aesthetic use, has received a marketing authorization in France from the *Agence Française de Sécurité Sanitaire des Produits de Santé* (AFSSAPS).

The marketing approval is for the temporary improvement in the appearance of moderate to severe glabellar lines seen at the frown (vertical lines between the eyebrows), in adult men and women aged 65 years and under, when the severity of these lines has an important psychological impact on the patient. The approval was based on several clinical trials involving more than 2,600 patients, which confirmed the safety and efficacy of Azzalure®.

Azzalure® will be marketed by Galderma in France before the end of the first semester 2009, and will come in a very easy to use formulation with a customized dosage that is specifically designed to better meet the aesthetic needs of the patient.

This market authorisation for Azzalure® follows the collective green light from 15 European countries' Health Authorities received in end January 2009. Since this announcement, three other market approvals for Azzalure® have been granted in the United Kingdom, in Denmark and Portugal.

"Azzalure®'s Marketing Authorisation in France is an important step that confirms our entry in the market of aesthetic and corrective dermatology. Azzalure® will strengthen Galderma's expertise to help physicians even better answer to their patients' needs, who look forward to efficient and safe solutions. Azzalure® provides them with a new option for the treatment of facial lines." said **Cyrille Schroeder**, General Manager of Galderma France.

The world Corrective and Aesthetic marketplace was estimated in 2008 to 5 billion euros by Medical Insight (report published last year). Its growth could reach up to 10% in 2009. In Europe, the average annual growth expected between 2009 and 2012 is 13.2%, driven by dramatic rise in the popularity of easy to use and non invasive treatments, such as botulinum toxin procedures, that already represent 60% of specialist procedures in Europe.

About the partnership

This announcement represents the latest developments in a partnership established in 2007 between Galderma and Ipsen. Under the terms of this agreement, Galderma has been granted by Ipsen exclusive rights to develop, promote and distribute for aesthetic indications Azzalure®, a specific formulation of its botulinum toxin type A product Dysport®, already marketed for 20 years in therapeutic indications. This agreement includes the European Union and certain territories of the Middle East and Eastern Europe. In

addition, Galderma has also been granted first rights of negotiation for aesthetic indications in the rest of the world, excluding the United States, Canada and Japan. Last December 2007 Ipsen and Galderma entered into another partnership for the exclusive promotion and distribution of Ipsen's botulinum toxin type A product, for use in aesthetic medicine and dermatological indications in Brazil, Argentina and Paraguay.

Galderma will pay up to €20 million to Ipsen upon the achievement of certain milestones, including local market approvals and product launches in certain territories. Ipsen will manufacture and supply Galderma's finished product at a fixed supply price. In addition, Galderma will pay royalties on net sales to Ipsen.

About Galderma

Galderma, created in 1981 as a joint venture between Nestlé and L'Oréal, is a global leading pharmaceutical company dedicated to the research, development and marketing of innovative therapeutic, corrective and aesthetic solutions for dermatology patients. Galderma's expertise covers a broad spectrum of skin, hair and nail diseases, with a focus on acne, rosacea, psoriasis and steroid-responsive dermatosis, onychomycosis, pigmentary disorders, skin cancers and medical solutions for skin senescence. The Company is present in 65 countries with more than 2900 employees (including 1000 medical sales representatives). In 2008, Galderma had global revenues of 853.8 million euros. With a main research and development center in Sophia Antipolis, France, Galderma has one of the largest R&D facilities devoted exclusively to dermatology. Galderma's key brands, the drivers of the portfolio, are: Differin® (adapalene), the company's first home-grown product indicated for topical treatment of acne, Epiduo® (adapalene and benzoyl peroxide, acne), Rozex®/MetroGel® 1% (metronidazole / rosacea), Oracea® (doxycycline / rosacea), Clobex® (clobetasol propionate / psoriasis), Tri-Luma® (hydroquinone, tretinoin, fluocinolone acetonide / pigmentary disorders), Loceryl® (amorolfine / onychomycosis), Azzalure® / Dysport® (botulinum toxin type A / glabellar lines) and Cetaphil® (therapeutic skin care line). The Company's international website is www.galderma.com.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neurology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen - Forward-looking statements

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into

account external growth assumptions, as announced on June 5, 2008 and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For more information

Galderma
Fleishman-Hillard
Quentin Vivant
quentin.vivant@fleishman.com
+33 1 47 42 48 11

Chantal Samonte
chantal.samonte@ fleishman.com
+33 1 47 42 92 84

Ipsen

Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Press release

5th Colloque Médecine et Recherche of the Cancer series: "Molecular Targets of Cancer Therapy"

Paris (France), 26 March 2009 - The 5th *Colloque Médecine et Recherche* in the series Cancer Science of *La Fondation Ipsen*, took place from February 14th to 18th this year in Jaipur (India) on the theme "Molecular Targets of Cancer Therapy". Each year, the series of meetings brings together the world's top scientific experts in cancer in an atmosphere of intellectual freedom. Hypotheses and unpublished data is discussed in a closed circle, with the output published in a report after the event. This year's topic focused on targeted therapeutics for cancer, which offer the promise of rational drug design based on mechanisms uncovered in the laboratory.

The most famous and successful of these drugs is imatinib, approved for the treatment of chronic myelogenous leukemia, gastrointestinal stromal tumor and many other cancers. But there are several other drugs that have also entered the arena, including, to name just a few: gefitinib, a drug for lung cancer that targets the epidermal growth factor receptor (EGF-R) tyrosine kinase; bevacizumab for colon, breast and lung cancers; and bortezomib for multiple myeloma. Despite the success of many of these drugs, however, there are challenges of non-responders to the drugs, and of resistance to the therapy after a period of use.

To develop effective targeted treatments, researchers must first identify and characterize the molecular players in the signaling pathways important in each of these cancers. Some genes, such as RAS, have commonly mutated across a variety of cancers, but have not yet yielded good drug candidates for treatment.

The meeting united leading experts from both academia and the pharmaceutical industry, who brought their unique perspective to the problems inherent in rational drug design. This included two Nobel Prize winners, J. Michael Bishop and Harold Varmus, the discovers of oncogenes. Together, the scientists focused on the steps required to design drugs that target pathways involving genes such as RAS, PI3K and PTEN, mobilizing the immune system against tumors, and combating resistance to targeted therapies.

As well as Michael Bishop *(UCSF, San Francisco, USA)* and Harold Varmus *(Memorial Sloan-Kettering Cancer Center, New York, USA)*, 1989 Nobel Prize winners for Medicine, the leading experts invited to present their works were: Julian Adams *(Infinity Pharmaceuticals Inc., Cambridge, USA)*, James Allison *(Memorial Sloan-Kettering Cancer Center, New York, USA)*, José Baselga *(Vall d'Hebron University Hospital, Barcelona, Spain)*, Frederic De Sauvage *(Genentech Inc., South San Francisco, USA)*, Hugues de Thé *(CNRS, Université de Paris,*

Paris, France), Hervé Fridman *(Inserm U 255, Paris, France),* Gary Gilliland *(Harvard University, Boston, USA),* John Kuriyan *(University of California at Berkeley, Berkeley, USA),* Alexander Levitzki *(The Hebrew University of Jerusalem, Jerusalem, Israel),* Victoria Richon *(Epizyme, Inc., Cambridge, USA),* William R. Sellers *(Novartis Institute for Biomedical Research, Cambridge, USA),* Kevan Shokat *(University of California San Francisco, San Francisco, USA)* and Gregory Verdine *(Harvard University, Cambridge, USA).*

La Fondation Ipsen

Established in 1983 under the aegis of the *Fondation de France*, the mission of *La Fondation Ipsen* is to contribute to the development and dissemination of scientific knowledge. The long-standing action of *La Fondation Ipsen* is aimed at furthering the interaction between researchers and clinical practitioners, which is indispensable due to the extreme specialisation of these professions. The ambition of *La Fondation Ipsen* is not to offer definitive knowledge, but to initiate a reflection about the major scientific issues of the forthcoming years. It has developed an important international network of scientific experts who meet regularly at meetings known as *Colloques Médecine et Recherche*, dedicated to six main themes: Alzheimer's disease, neurosciences, longevity, endocrinology, the vascular system and cancer science. In 2007, *La Fondation Ipsen* started three new series of meetings. The first is in partnership with the Salk Institute and *Nature* and is an annual meeting which focuses on aspects of Biological Complexity; the second is the "Emergence and Convergence" series with *Nature* with 4 workshops a year, and the third annual meeting is with *Cell* and the Massachusetts General Hospital entitled "Exciting Biologies". Since its beginning, *La Fondation Ipsen* has organised more than 100 international conferences, published 69 volumes with renowned publishers and more than 205 issues of a widely distributed newsletter *Alzheimer Actualités*. It has also awarded more than 100 prizes and grants.

For further information, please contact:
Brunswick Group
Robin Gilliland
Telephone: +1- 212 333 3810
Email: rgilliland@brunswickgroup.com

Justine McIlroy
Telephone: + 44 (0)207 396 3536
Fax: + 44 (0) 207 936 7836
Email: jmcilroy@brunswickgroup.com

IPSEN
Innovation for patient care

GALDERMA
Committed to the future of dermatology

Press release

AZZALURE® approved in the UK for Aesthetic Use in the Treatment of Glabellar Lines

- **First market authorisation of 15 for Azzalure® in Europe**
- **Azzalure® will be commercialised by Galderma**

Lausanne (Switzerland) and Paris (France), 12 March 2009 – Galderma, the leading pharmaceutical company in dermatology, and Ipsen (Euronext: IPN), an international innovation-driven specialty pharmaceutical group, today announced that Azzalure® (botulinum toxin Type A manufactured by Ipsen), a muscle relaxant specifically developed for aesthetic use, has received a marketing authorization in the UK from the Medicines and Healthcare products Regulatory Agency (MHRA) for the temporary improvement in the appearance of moderate to severe glabellar lines seen at the frown (vertical lines between the eyebrows), in adult men and women aged 65 years and under, when the severity of these lines has an important psychological impact on the patient.

The approval was based on several clinical trials involving more than 2,600 patients, which confirmed the safety and efficacy of Azzalure®. This new treatment is adapted from Dysport® (botulinum toxin type-A), which is already marketed by Ipsen for therapeutic indications and has a 20-year long history of product consistency and safety. Azzalure® will come in a very easy to use formulation with a customized dosage that is specifically designed to better meet the aesthetic needs of the patient.

This market authorisation for Azzalure® follows the collective green light from 15 European countries' Health Authorities and is one of the several licenses Galderma and Ipsen anticipate in Europe this year. The treatment will be commercially available in the UK by the end of the second quarter 2009.

"Azzalure®'s Marketing Authorisation is an important event for corrective and aesthetic patients as Galderma develops its distribution in the UK. Patients can look forward to benefiting from Galderma's years of experience in dermatology, and our commitment to providing the highest standards of medical education and training to healthcare professionals. AzzalureE® is the latest product in our expanding range of dermatology treatments and emphasises our commitment to the future of dermatology" said **Larry Potgieter**, Galderma's Regional Director for UK & Northern Europe.

The UK Corrective and Aesthetic marketplace has been one of the fastest growing in the World. Fuelling much of this growth has been the dramatic rise in the popularity of botulinum toxin procedures with annual growth rates exceeding 25% per annum. The annual value of this market, in purely drug terms, is now estimated to exceed £20million[1].

[1] *source: Millennium Research Group*

This announcement represents the latest developments in a partnership established in 2007 between Galderma and Ipsen. Under the terms of this agreement, Galderma has been granted by Ipsen exclusive rights to develop, promote and distribute Azzalure®, a specific formulation of its botulinum toxin type A product Dysport®, for aesthetic indications. This agreement includes the European Union and certain territories of the Middle East and Eastern Europe. In addition, Galderma has also been granted first rights of negotiation for aesthetic indications in the rest of the world, excluding the United States, Canada and Japan. Last December 2007 Ipsen and Galderma entered into another partnership for the exclusive promotion and distribution of Ipsen's botulinum toxin type A product, for use in aesthetic medicine and dermatological indications in Brazil, Argentina and Paraguay.

Galderma will pay up to €20 million to Ipsen upon the achievement of certain milestones, including local market approvals and product launches in certain territories. Ipsen will manufacture and supply Galderma's finished product at a fixed supply price. In addition, Galderma will pay royalties on net sales to Ipsen.

About Galderma

Galderma, created in 1981 as a joint venture between Nestlé and L'Oréal, is a global leading pharmaceutical company dedicated to the research, development and marketing of innovative therapeutic, corrective and aesthetic solutions for dermatology patients. Galderma's expertise covers a broad spectrum of skin, hair and nail diseases, with a focus on acne, rosacea, psoriasis and steroid-responsive dermatosis, onychomycosis, pigmentary disorders, skin cancers and medical solutions for skin senescence. The Company is present in 65 countries with more than 2900 employees (including 1000 medical sales representatives). In 2008, Galderma had global revenues of 853.8 million euros. With a main research and development center in Sophia Antipolis, France, Galderma has one of the largest R&D facilities devoted exclusively to dermatology. Galderma's key brands, the drivers of the portfolio, are: Differin® (adapalene), the company's first home-grown product indicated for topical treatment of acne, Epiduo® (adapalene and benzoyl peroxide, acne), Rozex®/MetroGel® 1% (metronidazole / rosacea), Oracea® (doxycycline / rosacea), Clobex® (clobetasol propionate / psoriasis), Tri-Luma® (hydroquinone, tretinoin, fluocinolone acetonide / pigmentary disorders), Loceryl® (amorolfine / onychomycosis), Azzalure® / Dysport® (botulinum toxin type A / glabellar lines) and Cetaphil® (therapeutic skin care line). The Company's international website is www.galderma.com.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neurology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Innovation for patient care

GALDERMA
Committed to the future of dermatology

Ipsen - Forward-looking statements

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions, as announced on June 5, 2008 and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For more information

Ipsen

Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Galderma

Galderma (UK) Limited
Meridian House
69-71 Clarendon Road
Watford
WD17 1DS
Tel: 01923 208950
Fax: 10923 208999
Enquiry email: info.uk@galderma.com